February 2, 2006
via U.S. mail
William E. Prince
President, Chief Executive Officer,
Chief Accounting Officer and Treasurer
Integrated Environmental Technologies, Ltd.
4235 Commerce Street
Little River, South Carolina 29566

Re:	Integrated Environmental Technologies, Ltd.
		Amendment No. 1 to Registration Statement on
      Form SB-2
      Filed January 9, 2006
      File No. 333-128759


Dear Mr. Prince:

      We have limited our review of your amended filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Although you have provided information with regard to persons who may be affiliates of registered broker-dealers, please clarify and disclose if any of the selling stockholders are registered broker-dealers. If you determine that a selling stockholder is a registered broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its securities as compensation for investment banking services.

Closing Comments

      As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      Please contact Mellissa Campbell Duru at (202) 551-3757 or
Tangela Richter, Branch Chief, at (202) 551-3685 with any questions.
Direct all correspondence to the following ZIP code:  20549-7010.


									Sincerely,


									Tangela S. Richter
									Branch Chief


        cc:    via facsimile
           	Donald Stoecklein
      	Stoecklein Law Group.
            	619-595-4883 (fax)
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Mr. Prince
Integrated Environmental Technologies, Ltd.
February 2, 2006
page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE
         MAIL STOP 7010